UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report:  December 17, 2020

Flora Growth Corp.

(Exact name of issuer as specified in its charter)

Ontario

State or other jurisdiction of incorporation or organization
N/A

(I.R.S. Employer Identification No.)

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5

(Full mailing address of principal executive offices)

+1 (416) 861-2267

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of One Common Share and One-half of one Warrant and Common Shares underlying Warrants
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Item 9.  Other Events; Restatement Disclosure

Flora Growth Corp. (the “Company”) engaged Davidson & Company LLP, Chartered Accountants (“Davidson”), of Suite 1200-609 Granville Street, Vancouver, BC V7Y 1G6 Canada, as its new PCAOB registered accounting firm to audit the Company’s financial statements, as previously disclosed on a Form 1-U report filed with the Securities and Exchange Commission on November 10, 2020.
As part of a re-audit conducted by Davidson of the Company’s financial statements for the period from incorporation, March 13, 2019, to December 31, 2019, under PCAOB auditing standards, the Company will include the following disclosure in Note 23 to the audited financial statements entitled “Restatements”.
Subsequent to the issuance of the consolidated financial statements on April 29, 2020, the Company determined that aggregate expenditures of $51,031 related to the period from incorporation on March 13, 2019 to December 31, 2019 had not been appropriately recorded. Additionally, the founders’ warrants discussed in Note 15 were revalued to $21,154 from $nil based on a change in the estimated share price in the Black-Scholes model used to value these instruments. Additionally, the foreign currency translation of intangible assets was increased from $5 to $16,082 (Note 10). These corrections have been made in the consolidated financial statements re-audited by Davidson.
For the Company’s unaudited financial statements for the interim period ended June 30, 2020, the Company has revised the unaudited financial statements to include Note 20 entitled “Restatements,” including the above disclosures and the following:

-	foreign currency translation of intangible assets was decreased from ($217) to ($33,969) (Note 8).
-	consolidation of Flora Beauty LLC which impacted net assets by $4,511 and net loss for the period by $52,521.

The Company’s audit committee and board of directors have concluded that the restatements are quantitatively and qualitatively immaterial and that all previously issued financial statements may be relied upon.
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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP., an Ontario corporation

Date: December 23, 2020	By:	/s/Luis Merchan
Luis Merchan
President and Chief Executive Officer

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